Exhibit 12

Computation of ratio of earnings to fixed charges and preference dividends
Item 503 (d)

In Thousands	Year Ended December 29, 2007	Year Ended December 30, 2006	Inception (April 13, 2005) to December 31, 2005

Fixed charges:
Interest expensed and capitalized	25,207	11,144	67
Amortized premiums, discounts and capitalized expenses related to indebtedness	21,201	9,503	939
Estimated interest within rental expense	3,106	1,168	797
Preference securities dividend requirements of consolidated subsidiaries	20,810	-	-
Total Fixed Charges	70,324	21,815	1,803

Earnings:
Pretax loss before minority interest	(320,523)	(106,663)	(45,662)
Add: Fixed charges	70,324	21,815	1,803
Subtotal	(250,199)	(84,848)	(43,859)
Less:
Preference security dividend requirements of consolidated subsidiaries	20,810	-	-
Minority interest in pretax loss of subsidiaries that have not incurred fixed charges	(1,048)	(1,608)	(127)

Total Earnings	(269,961)	(83,240)	(43,732)

Ratio of earnings to fixed charges (1)	-	-	-

(1) Due to the Company's reported pretax loss before minority interest, the ratio of earnings to fixed charges was less than 1:1 and earnings were insufficient to cover fixed charges by $340.3 million, $105.1 million and $45.5 million for the years ended December 29, 2007, December 30, 2006 and the period from inception (April 13, 2005) to December 31, 2005, respectively.